UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001-33363

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FCStone Group, Inc.

10330 NW Prairie View Road

Kansas City, Missouri 64153

(816) 891-7000

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule 1 – Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	11

Schedule 2 – Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions	13

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrators

FCStone Group Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of FCStone Group Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules: Schedule H, Part IV, Line 4 (i) — Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Part IV, Line 4 (j) — Schedule of Reportable Transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

June 30, 2008

Kansas City, Missouri

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2007 and 2006

Statements of Net Assets Available for Benefits

Assets	2007	2006
Cash and cash equivalents	$—	$5,006

Investments:
FCStone Group, Inc. Common Stock Fund, fair value	56,911,037	32,863,505
General Fund, estimated fair value	19,454,438	—
Mutual funds, fair value	8,261,725	—

Total investments	84,627,200	32,863,505

Receivables:
Employer’s cash contribution	863,748	—
Employer’s non-cash contribution of FCStone Group, Inc. common stock	—	823,528
Receivable from trustee for pending trades	544,493	—
Accrued interest and dividends	5,341	582,708

Total receivables	1,413,582	1,406,236

Net assets reflecting all investments at fair value	86,040,782	34,274,747
Adjustment from fair value to contract value for fully benefit-responsive investment contract	19,214	—

	86,059,996	34,274,747

Liabilities
Payable to trustee for pending trades	200,000	—

Net assets available for benefits	$85,859,996	$34,274,747

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Year ended December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$51,963,635	26,784,921
Dividends and interest income	366,992	587,724
Employer’s cash contribution	885,129	—
Employer’s contribution of FCStone Group, Inc. common stock	—	823,528

Total additions	53,215,756	28,196,173

Deductions from net assets attributed to:
Benefits paid directly to participants	1,630,507	60,681

Increase in net assets available for benefits	51,585,249	28,135,492
Net assets available for benefits at beginning of year	34,274,747	6,139,255

Net assets available for benefits at end of year	$85,859,996	34,274,747

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The FCStone Group Employee Stock Ownership Plan (the Plan) is a defined contribution plan administered by Associated Benefits Corporation (Plan Administrator). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, adopted on June 1, 2005, is a defined contribution plan available to all full-time employees of FCStone Group, Inc. (the Company or Plan Sponsor) who have attained age 21 and completed four months of service. The Plan enables employees to become beneficial owners of the common stock of FCStone Group, Inc. (Company Stock). Effective in June 2007, the Company transitioned to a new trustee of the Plan, Wells Fargo Bank N.A (Trustee). Prior to the transition, Marshall & Ilsley Trust Company N.A. served as trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In March 2007, the Company completed its initial public offering (IPO) of common stock in which a total of 8,797,500 shares of Company Stock were sold at an IPO price of $16.00 per share. Subsequent to the IPO, the Company redeemed 313,545 shares of Company Stock held by the plan. Proceeds from the redemption, totaling $4,665,550 were re-invested into a cash equivalent money market fund. Realized gains of $3,968,783, from the redemption, have been included in the net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

(b)	Amendments

In July 2007, the Plan was amended to allow participants the ability to diversify their holdings in the Plan by electing to sell shares of Company Stock held by each participant and re-invest those proceeds in other investments offered by the Plan. This amendment was adopted in response to changes in applicable tax law requiring plans to permit greater investment diversification. As a result of the amendment, all Plan participants can diversify their Company Stock holdings daily. As of the date participants could diversify the holding of Company Stock, the Plan held 1,247,848 shares of Company Stock which had appreciated in fair value by approximately $25,380,000 in 2007.

(c)	Contributions

The Plan is funded by Company contributions. The Company’s matching contributions are equal to 50% of the first 8% of base compensation that a participant contributes to any eligible 401(k) plan of the Company, subject to certain limitations contained in the Internal Revenue Code of 1986, as amended. The Company may also elect to make discretionary contributions to the Plan as determined by the Company. Discretionary contributions are allocated to individual accounts based on the participants annual compensation as a percentage of total eligible participant compensation. There were no discretionary contributions made by the Company in the 2007 and 2006 plan years. Participants must be employed on the last day of the year to be eligible to receive Company contributions, which may be remitted in the form of either cash or Company Stock. Contributions of Company Stock are recorded at fair value on the date contributed. Contributions by participants are not permitted.

4	(Continued)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with Company contributions and an allocation of investment income. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Effective July 2007, participants are allowed to direct the investment of cash contributions among various investment options offered by the Plan, which can be changed daily. Contributions, of Company Stock can subsequently be diversified into any other investment option offered by the Plan.

(e)	Vesting

Participants become vested in the Company contributions and earnings thereon in accordance with the following schedule:

Vested percentage
Years of service:
Less than 2 years	None
2 years but less than 3 years	20%
3 years but less than 4 years	40
4 years but less than 5 years	60
5 years or more	100

The remaining unvested account balance becomes fully vested in the event of death, disability, or attainment of age 65, if still employed at such date.

(f)	Forfeitures

Any participant who terminates employment will forfeit the non-vested portion of their account balance. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one year breaks in service. The balance of such forfeitures will be applied to reduce the Company’s matching contributions made to the Plan. In 2007 the Company’s matching contribution was reduced by $21,381, as a result of such forfeitures. There were no forfeitures in 2006.

(g)	Participant Loans

The Plan does not allow loans to participants.

(h)	Payment of Benefits

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account balance. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum

5	(Continued)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

payment or may elect to defer distribution, as set forth in the Plan. On termination of service due to death or disability, a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, or periodic installments over a period not to exceed five years unless a longer distribution period is requested in writing by the participant.

(i)	Voting Rights

Each participant has the right to direct the Trustee with respect to the voting of all shares of Company Stock, vested or non-vested, which are included in their participant account balance. The Trustee, at the direction of the Plan Administrator, will vote all Company Stock to the extent participant voting directions are not provided.

(j)	Stock splits

In February 2007, the Company issued a three-for-one stock split effected in the form of a stock dividend to stockholders of record at the close of business on February 26, 2007. Additionally, in July 2007 the Company’s Board of Directors approved a three-for-two stock split effected in the form of a stock dividend to stockholders of record at the close of business on September 27, 2007. The shares held by the Plan reflect these stock splits retrospectively.

(k)	Transfers

Any participant who has reached the age of 55 and has 10 years of participation in the Plan has the option of making a transfer of a certain percentage of their Plan account into another qualified plan of the participating employer or to another eligible retirement plan. At the inception of the Plan, eligible participants were able to elect to make a one-time irrevocable transfer of eligible funds from another qualified retirement plan into the Plan. Participants are immediately vested in their transfer contributions and actual earnings thereon.

(l)	Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

(2)	Summary of Significant Accounting Policies and Related Matters

(a)	Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclose contingent assets and liabilities. Actual results could differ from those estimates.

6	(Continued)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

(c)	Risks and Uncertainties

The Plan invests in investments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in Company Stock. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

(d)	Investment Valuation and Income Recognition

Investment options under the Plan include the Company Stock Fund, various mutual funds, and the General Fund (Trust). Shares of the Company Stock Fund are based upon the fair value of the underlying investments, which include Company Stock and cash equivalents. Fair value of the mutual funds is based on quoted market prices from national securities exchanges. As of December 31, 2006, a date prior to the IPO, the estimated fair value of the Company Stock was determined by an independent appraised value.

The Trust is a stabilized fixed income portfolio managed by the Trustee. The objective of the Trust is to produce stable returns that are usually higher than traditional money market investments. The Trust usually experiences little or no fluctuation in principal value as it is invested predominately in direct obligations of the US Government and US Government Agencies. The underlying investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. Investment contracts held by the Trust are presented at fair value. The value of these investments as determined using the contract value would result in an increase of $19,214.

Management fees and operating expenses charged to the Plan for investment in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

7	(Continued)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)	Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value. FAS 157 applies to other pronouncements that require or permit fair value, however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

On January 1, 2007, the Plan adopted FASB Interpretations (FIN) No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

The provisions of the FASB Staff Position entitled, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) became effective for plan years ending after December 15, 2006. This FSP requires that investment contracts held by a defined contribution plan be reported at fair value. The Plan’s investment in the Trust holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2007. Although the FSP requires these investment Contracts to be reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the Trust as well the amount necessary to adjust this fair value to contract value. The adoption of this FSP did not have a significant impact on the Plan’s net assets available for plan benefits as of December 31, 2007. As permitted by the FSP, the Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

8	(Continued)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Company Stock Fund

During 2007, the Plan began to offer the Company Stock Fund as an investment option, which is a unitized fund, holding cash and Company Stock. The Fund has a cash reserve in order to provide the liquidity necessary to process daily Company Stock transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total Fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2007, the cash reserve totaled $1,044,058.

(4)	Investments

The following table presents investments held by the Plan at December 31, 2007 and 2006 that represent five percent or more of the Plan’s net assets.

	2007	2006
FCStone Group, Inc. Common Stock Fund:
FCStone Group, Inc. Common Stock	$56,911,037	$32,863,505
General Fund	19,454,438	—	(a)

(a)	The investment was not available as an investing option during the plan year ended December 31, 2006.

The Trust seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP discussed in note 2.

The General Fund’s (Trust) one-year total return was 4.74% for 2007. The thirty-day effective yield, also known as the crediting interest rate, was 4.84% at December 31, 2007. Both the one-year total return and the thirty-day effective yield are net of the annual trustee fee of 0.25%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Trust without the need to access investment contracts.

During 2007, the Plan’s investments appreciated in value, including gains and losses on investments bought and sold during the year, as shown below:

FCStone Group, Inc. common stock	51,177,154
Mutual Funds	786,481

Net appreciation in fair value of investments	$51,963,635

9	(Continued)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Exempt Party-In-Interest Transactions

At December 31, 2007 and 2006, the Plan held 1,213,708 and 2,097,671 shares of common stock of FCStone Group, Inc., the sponsoring employer, respectively, with a cost basis of $3,264,094 and $4,710,311. In conjunction with the IPO, the Company redeemed 313,545 shares of Company Stock held by the plan. Proceeds from the redemption, totaling $4,665,550 were re-invested into a cash equivalent money market fund, and subsequently reallocated by Plan participants.

During the year ended December 31, 2007, the Plan did not record any dividend income from Company Stock. During the year ended December 31, 2006, the Plan recorded dividend income, from Company Stock, of $582,686 which was received on January 3, 2007.

(6)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(7)	Federal Income Tax Status

The Plan has not filed for a determination letter from the Internal Revenue Service that the Plan and its related Trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Subsequent Event

Effective January 1, 2008, the Plan was amended to define compensation in accordance with Section 415 of the Internal Revenue Code and to adopt certain provisions of the Pension Protection Act in regards to the rights of designated beneficiaries.

10

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
*	FCStone Group, Inc. Company Stock Fund:		$
*	FCStone Group, Inc. Common Stock	1,213,708 shares of company stock		55,866,979
*	Wells Fargo Short Term Investment Fund G	Money Market		1,044,058

	Total Common Stock Fund			56,911,037

	General Fund
	Cash & Money Market Funds
*	Wells Fargo Short Term Investment Fund G	Money market fund		777,561

	Pooled Common and Collective Funds
*	Wells Fargo Stable Return Fund G	Stable value fund		5,459,426

	United States Government Obligations
	GOVT NATL MTG ASSN POOL #510835	DTD 02/01/05 5.500 02/15/2035		451,378
	GOVT NATL MTG ASSN GTD REMIC	DTD 05/01/03 3.80031 01/16/2032		32,770
	GOVT NATL MTG ASSN POOL #403456	DTD 11/01/03 5.000 11/15/2033		223,315
	GOVT NATL MTG ASSN POOL #495357	DTD 06/01/02 6.250 07/15/2022		229,931
	GOVT NATL MTG ASSN POOL #603671	DTD 05/01/03 5.000 05/15/2033		136,001
	GOVT NATL MTG ASSN POOL #616201	DTD 01/01/04 6.000 01/15/2034		390,400
	GOVT NATL MTG ASSN POOL #616478	DTD 06/01/04 5.500 06/15/2034		459,608
	GOVT NATL MTG ASSN POOL #781690	DTD 12/01/03 6.000 12/15/2033		380,430
	GOVT NATL MTG ASSN REMIC	DTD 02/01/03 3.1296 04/16/2016		132,565

				2,436,398

	Farmers Home Mortgage Administration
	FMHA #03072430454055 (7130-9007-354)	4.725% DUE 12-2-2017		368
	FMHA #10014263841866 (6010-9007-271)	DTD 12/29/03 6.050 06/13/2015		40,534
	FMHA #1317305344458 (6010-9785-31)	DTD 12/29/03 6.150 01/01/2010		28,073
	FMHA #15026308549763 (6010-5835-225)	DTD 12/29/03 5.400 05/01/2018		43,969
	FMHA #15033305501345 (6010-5835-228)	DTD 12/29/03 5.400 05/01/2018		33,406
	FMHA #15033306509625	DTD 12/29/03 4.775 08/01/2017		23,290
	FMHA #15034306761349	DTD 01/12/04 4.675 08/01/2017		30,346
	FMHA #15034307507925 (6010-5835-222)	DTD 12/29/03 4.300 05/01/2010		6,375
	FMHA #15034307507925 (6010-5835-223)	DTD 12/29/03 5.400 05/01/2018		45,146
	FMHA #15038315648303 (6010-5835-227)	DTD 12/29/03 4.000 05/01/2008		1,207
	FMHA #15054317847975 (6010-9785-38)	DTD 12/29/03 5.800 04/01/2012		13,773
	FMHA #15068316486392 (6010-5835-185)	DTD 12/29/03 5.300 07/01/2016		29,834
	FMHA #15072351755050 (6010-5835-216)	DTD 12/29/03 5.350 04/21/2018		12,087
	FMHA #1524280401417 (6010-5835-129)	DTD 12/29/03 6.625 02/01/2015		25,055
	FMHA #1533351344140 (6010-5835-146)	DTD 12/29/03 6.625 04/01/2015		48,741
	FMHA #1534312563723 (6010-5835-245)	DTD 12/29/03 5.400 02/01/2016		17,516
	FMHA #1535317383043 (6010-5835-244)	DTD 12/29/03 4.775 06/01/2018		10,744
	FMHA #1552307627140 (6010-5835-141)	DTD 12/29/03 6.625 03/01/2015		21,155
	FMHA #1584305742021 (6010-9785-45)	DTD 12/29/03 3.625 01/01/2014		13,293
	FMHA #1585308403022 (6010-5125-25)	DTD 01/12/04 4.200 12/31/2009		32,583
	FMHA #2089405889241 (6010-9007-212)	DTD 12/29/03 6.750 10/22/2014		15,968
	FMHA #230150010392102(6010-1236-232)	DTD 12/29/03 8.025 07/21/2009		13,950
	FMHA #28034587621369 (6010-9007-320)	DTD 12/29/03 6.285 01/16/2017		35,233
	FMHA #2851587961927 (7130-9007-296)	DTD 12/29/03 6.775 06/22/2015		19,207
	FMHA #320100507363588 (6010-3231-31)	DTD 12/29/03 2.250 01/15/2030		20,346
	FMHA #320100507920389 (7130-3231-23)	DTD 12/29/03 2.250 01/15/2030		12,392
	FMHA #32035470555511 (7130-3231-17)	DTD 12/29/03 5.400 03/01/2017		44,735
	FMHA #32063505745528 (7130-3846-1)	DTD 12/29/03 4.975 01/01/2012		7,749
	FMHA #32082507112481 (7130-3231-19)	DTD 12/29/03 6.375 12/15/2016		12,834
	FMHA #37035161570118 (7130-6309-231)	DTD 12/29/03 4.960 08/20/2012		42,215
	FMHA #370500013386540 (7130-6309-227	DTD 12/29/03 6.300 04/10/2017		49,910
	FMHA #3705005356977401 (6010-6309228	DTD 12/29/03 5.490 11/01/2014		23,495
	FMHA #37050166363204 (6010-6309-239)	DTD 12/29/03 4.165 11/05/2009		30,499
	FMHA #37059198647552 (6010-6309-236)	DTD 12/29/03 5.245 04/05/2017		17,922
	FMHA #3761051601506 (6010-2072-1)	DTD 12/29/03 6.400 06/01/2008		8,389
	FMHA #410360310742125 (6010-3872-2)	DTD 12/29/03 5.000 06/19/2015		182,825
	FMHA #4734504606358 (7130-3943-1)	DTD 12/29/03 2.500 04/15/2017		7,262
	FMHA #4865449593043 (7130-9007-251)	5.725% DUE 2-14-2015		16,112
	FMHA #5074249457928 (7130-9007-355)	DTD 12/29/03 4.725 01/08/2018		67,285
	FMHA #51010467063361 (6010-9007-159)	DTD 12/29/03 6.625 10/09/2013		12,064
	FMHA #580050391995796 (6010-4728-6)	DTD 02/17/04 5.3750 01/01/2012		46,668
	FMHA #58006391414612	DTD 12/29/03 5.625 10/01/2012		22,083
	FMHA #58006394462032 (6010-7951-45)	DTD 12/29/03 4.200 02/18/2010		17,784
	FMHA #58006394787724 (6010-7951-47)	DTD 12/29/03 4.670 05/01/2013		13,209
	FMHA #580140391790299 (7130-3032-2)	DTD 12/29/03 4.725 05/01/2018		166,763
	FMHA #58018394402948	DTD 01/12/04 3.675 06/15/2010		7,577
	FMHA #580230391443553 (6010-5946-3)	DTD 12/29/03 6.325 05/01/2012		49,816
	FMHA #580360390711420 (6010-4728-24)	DTD 12/29/03 4.750 04/25/2018		245,741
	FMHA #5805391950029 (6010-5572-115)	DTD 12/29/03 5.770 07/25/2017		43,201
	FMHA #580690391127741 (7130-5772-30)	DTD 12/29/03 6.000 03/31/2012		87,368
	FMHA #5820391787330 (6010-5572-103)	DTD 12/29/03 5.875 04/20/2017		38,738
	FMHA #5831398709150	DTD 01/12/04 4.795 06/20/2018		52,500
	FMHA #5836396180318 (6010-5572-114)	DTD 12/29/03 5.850 08/25/2017		59,045
	FMHA #5838390769507 (6010-5572-29)	DTD 12/29/03 5.475 11/19/2014		43,670
	FMHA #5850395742076 (6010-5572-107)	DTD 12/29/03 6.415 06/25/2017		29,697
	FMHA #5859391235272 (6010-5572-45)	DTD 12/29/03 5.375 05/25/2015		73,006
	FMHA #59005520445370	DTD 01/12/04 4.150 12/15/2017		41,169
	FMHA# 2054405864598 (7130-9007-307)	DTD 12/29/03 6.625 09/09/2017		16,909
	FMHA# 310240516648540 (6010-2571-48)	DTD 12/29/03 6.225 10/01/2016		35,938

				2,208,769

Schedule 1 continued

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Small Business Administration Loans:
SBA – PVT MULTIPLE LOANS	PRIV PLCMT 5.105 09/20/2019	296,826
SBA #5307954006 (6010-3735-1)	DTD 12/29/03 6.000 04/08/2017	6,794
SBA #5313474000 (6010-3745-1)	DTD 12/29/03 5.875 06/03/2009	3,658
SBA 4 LOAN 6.225	DTD 11/01/06 6.225 04/15/2021	190,788
SBA GP #4843153005 (7130-7460-1)	DTD 12/29/03 6.225 06/01/2012	11,695
SBA GP# 1190364003 (6010-5554-2)	DTD 12/29/03 3.000 11/12/2017	64,454
SBA GP# 1833294000 (7130-7616-26)	DTD 12/29/03 4.350 08/07/2013	41,883
SBA GP# 1966744008 (6010-5772-2)	DTD 12/29/03 5.600 04/17/2013	36,967
SBA GP# 2843183004 (7130-1539-32)	DTD 12/29/03 6.250 09/23/2008	2,193
SBA GP# 3121714007 (6010-5905-2)	DTD 12/29/03 3.000 05/11/2017	46,563
SBA GP# 3178964002 (6010-9007-274)	DTD 02/17/04 5.725 07/17/2015	36,856
SBA GP# 3800194008 (6010-2430-9)	DTD 12/29/03 5.360 06/29/2010	29,584
SBA GP# 4626814002 (6010-5772-31)	DTD 11/06/07 5.325 07/23/2016	8,610
SBA GP# 4901354001 (6010-5572-122)	DTD 12/29/03 4.875 04/15/2012	28,274
SBA GP# 5109214006 (7130-3267-25)	DTD 12/29/03 2.500 03/08/2027	10,414
SBA GP# 5177064000 (6010-3270-15)	DTD 12/29/03 5.975 03/21/2022	60,881
SBA GP# 5781894009 (6010-0966-10)	DTD 01/12/04 5.355 10/31/2037	37,111
SBA GP# 6011534004 (6010-1071-2)	DTD 12/29/03 5.375 03/10/2018	76,495
SBA GP# 6111694003 (7130-7895-14)	DTD 12/29/03 4.800 02/28/2018	7,555
SBA GP# 6178644004 (6010-3965-1)	DTD 12/29/03 4.375 03/15/2013	27,140
SBA GP# 6607043004 (7130-2211-1667)	DTD 12/29/03 5.875 05/16/2019	5,731
SBA GP# 9152963005 (6010-9819-2)	DTD 12/29/03 3.000 04/25/2016	17,443
SBA GP# 9234363006 (6010-5636-10)	DTD 12/29/03 3.000 09/09/2016	33,729
SBA GP# 9745933002 (6010-1670-38)	DTD 12/29/03 7.090 02/01/2013	38,443
SBA GP#2271064003 (6010-9007-115)	DTD 01/12/04 6.270 05/20/2014	30,112
SBA GP#2721466006 CERT C35421 – DR	DTD 11/02/07 6.000 03/23/2032	185,181
SBA GP#2951414005 (6010-5772-9)	DTD 02/17/04 6.650 05/25/2009	16,610
SBA LO	144A PRIV PLCMT 5.495 09/15/2028	85,198
SBA SERIES 6.0975	144A PRIV PLCMT 03/01/2026	133,407
SMALL BUSINESS ADMIN	DTD 02/22/06 5.408 02/10/2016	232,547
SMALL BUSINESS ADMIN	DTD 11/06/06 6.2690 02/23/2021	568,689
SMALL BUSINESS ADMIN	DTD 08/25/04 4.754 08/10/2014	462,736
SMALL BUSINESS ADMIN	DTD 09/28/05 4.941 09/10/2015	283,443
SMALL BUSINESS ADMIN GTD DEV PARTN	DTD 12/12/90 8.950 12/01/2010	513
SMALL BUSINESS ADMIN GTD DEV PARTN	DTD 09/13/89 9.050 09/01/2009	221
SMALL BUSINESS ADMIN GTD PARTN CTFS	DTD 03/26/03 4.628 03/10/2013	212,485
SMALL BUSINESS ADMIN GTD PARTN CTFS	DTD 08/27/03 5.136 08/10/2013	416,261
SMALL BUSINESS ADMINISTRATION	DTD 09/13/06 5.540 09/01/2026	448,353
SMALL BUSINESS ADMINISTRATION	DTD 12/12/07 5.290 12/01/2027	408,594
SMALL BUSINESS ADMINISTRATION	DTD 11/14/07 5.510 11/01/2027	413,153
SMALL BUSINESS ADMINISTRATION	DTD 03/15/06 5.570 03/01/2026	760,927
SMALL BUSINESS ADMINISTRATION	DTD 08/23/06 5.681 08/01/2016	401,616
SMALL BUSINESS ADMINISTRATION	DTD 08/22/07 5.788 08/10/2017	681,100

		6,861,233

United States Government Agency Obligations
U S DEPT HSG & URBAN DEV GOVT GTD	DTD 06/30/04 4.570 08/01/2010	547,700
US DEPT HSG & URBAN DEV	DTD 09/14/06 4.990 08/01/2010	281,808
USDA – PVT	PRIV PLCMNT 5.025 04/19/2019	15,857
USDA D	144A PRIV PLCMT 5.981 03/03/2035	77,608
USDA FIXED RATE USDA	PRIV PLCMT 6.005 04/30/2026	226,513
USDA PVT LOAN COLSON SERVICES CORP	PRIV PLCMNT 5.175 12/18/2016	66,562
USDA SERIES D #74	PRIV PLCMT 6.125 11/22/2019	105,701
USDA – PVT	PRIV PLCMNT 5.000 08/24/2025	110,612
FSA – PVT	DTD 04/25/03 4.825 05/01/2013	17,126

		1,449,487
Other
ARAB REP EGYPT	DTD 09/27/05 4.450 09/15/2015	261,564

		19,454,438

Mutual funds
American Growth Fund (R5)	Mutual fund	1,170,858
Vanguard Intermediate Term Fund	Mutual fund	404,192
Vanguard Target Retirement 2020	Mutual fund	158,798
Vanguard Target Retirement 2030	Mutual fund	21,715
Vanguard Target Retirement 2040	Mutual fund	928
Vanguard Target Retirement 2050	Mutual fund	95
Vanguard Target Retirement 2010	Mutual fund	1,806,015
Columbia Acorn Fund – Class Z	Mutual fund	338,665
Dodge & Cox Stock Fund	Mutual fund	766,418
Julius Baer International Equity Fund II	Mutual fund	1,993,328
Vanguard Institutional Index Fund	Mutual fund	378,735
Vanguard Target Retirement Fund	Mutual fund	100,182
Vanguard Target Retirement 2005 Fund	Mutual fund	338,948
Vanguard Target Retirement 2015	Mutual fund	456,857
Vanguard Target Retirement 2025	Mutual fund	92,867
Vanguard Target Retirement 2035	Mutual fund	95
Vanguard Target Retirement 2045	Mutual fund	96
Vanguard Value Index Fund	Mutual fund	232,933

		8,261,725

		$84,627,200

*	Known to be a party-in-interest.

Cost is not required for participant directed accounts

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2007

	(a) Party involved	(b) Description of asset	(c) Purchase price at cost	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value on transaction date	(i) Net gain or (loss)
*	FC Stone Group, Inc.	FC Stone Group, Inc. common stock	—	4,665,550	—	—	696,767	4,665,550	3,968,783
	Goldman Sachs	Goldman Sachs Financial Square Money Market Fund	5,292,276	—	—	—	5,292,276	5,292,276	—
	Goldman Sachs	Goldman Sachs Financial Square Money Market Fund	—	5,297,282	—	—	5,297,282	5,297,282	—

*	Known to be a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FCStone Group Employee Stock Ownership Plan
(Name of Plan)

Date: June 30, 2008	/s/ William J. Dunaway
William J. Dunaway
Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of FCStone Group, Inc.

The Administrator of the FCStone Group Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (No. 333–125889) on Form S-8 of FCStone Group, Inc. of our report dated June 30, 2008, with respect to the statements of net assets available for benefits of the FCStone Group Employee Stock Ownership Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedules: Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Part IV, Line 4(j) — Schedule of Reportable Transactions for the year ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the FCStone Group Employee Stock Ownership Plan.

/s/ KPMG LLP

Kansas City, Missouri

June 30, 2008